Exhibit 11

                   Dickstein Partners Inc.

Mark Dickstein                               Tel:  212-754-4000
President                                    Fax:  212-754-5825

                            May 5, 1995


Mr. Michael Bozic
President and Chief Executive Officer
Hills Stores Co.
15 Dan Road
Canton, MA  02021

Dear Mike:

     At this time I am again requesting that the Hills board expeditiously modify its shareholders rights plan to permit us to discuss with other Hills shareholders their interest in contributing equity capital to our transaction without causing a "triggering" of the rights.

     Since making public our proposal, we have received several inquiries from non-Hills shareholders regarding the investment of equity capital in our proposed acquisition. Based on this response and on unsolicited indications of interest from existing Hills shareholders, we believe it to be self-evident that enabling Dickstein Partners to potentially increase its offer is in the best interests of all Hills shareholders. We hope that the Hills board will promptly grant our request.


                                     Sincerely,


                                     Mark Dickstein






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